UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*

                            News Communications, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                   652484-60-1
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                                 (CUSIP Number)

                               Noah Scooler, Esq.
                           Graubard, Mollen & Miller
                                600 Third Avenue
                            New York, New York 10016
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 19, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 652484-60-1                                     PAGE 1

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  MELVYN I. WEISS

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      a. |_|
                                                                b. | |

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

                  PF

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):

                                                               |_|
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA

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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

                  534,400

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8        SHARED VOTING POWER

                  -0-

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9        SOLE DISPOSITIVE POWER

              534,400

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10       SHARED DISPOSITIVE POWER

                  -0-

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              534,400

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.5%

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14       TYPE OF REPORTING PERSON*

                  IN

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



Item 1.

         The class of equity security to which this statement relates is the Common Stock, par value $.01 per share, of News Communications, Inc., a Nevada corporation (the "Company"). The address of the principal executive office of the Company is 174-15 Horace Harding Expressway, Fresh Meadows, New York 11365.

Item 2.           Identity and Background

         This statement is filed on behalf of:

                  (a)      Melvyn I. Weiss.

                  (b) Mr. Weiss' business address is One Pennsylvania Plaza, New York, New York 10119.

                  (c) Mr. Weiss is an attorney and partner in the law firm of Milberg Weiss Bershad Hynes & Lerach LLP.

            (d-e) During the last five years, Mr. Weiss has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

                  (f)      Mr. Weiss is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration

         Mr. Weiss' purchases were made with his own personal funds.

Item 4.           Purpose of Transaction

         All securities reported hereunder have been acquired by Mr. Weiss in order to obtain an individual equity position in the Company for investment purposes. Depending upon market conditions and other factors that Mr. Weiss may deem material to his investment decisions, he may acquire additional securities of the Company in the open market, in private transactions or by any other permissible means, although he has no present intention to do so. Mr. Weiss has no present plans which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's

                                               Page 3 of 7 Pages
business or corporate structure; changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; a class of securities of the Company being delisted from a national securities exchange or to cease being authorized to be quoted in any inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.

Item 5.           Interest in Securities of the Issuer.

         (a) - (b) Mr. Weiss is the beneficial owner of 534,400 shares of Common Stock. This represents 6.5% of the Company's issued and outstanding Common Stock. Mr. Weiss' beneficial ownership is comprised of (i) 354,400 shares over which he has sole voting and dispositive power and (ii) a warrant and preferred stock which are exercisable to purchase or are convertible into an aggregate of 180,000 shares of Common Stock over which he would have sole voting and dispositive power if exercised or converted, as the case may be.

        (c) Mr. Weiss' purchases of the Common Stock were at various times and amounts from November 1996 through October 1997.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

        Pursuant to the Certificate of Designation relating to the Preferred Stock (see Item 7. Material to be Filed as Exhibits.), the holders thereof have the right to convert the Preferred Stock into Common Stock of the Company, at the rate of five shares of Common Stock per share of Preferred Stock, subject to adjustment. Prior to the time of any such conversion, the holders of the Preferred Stock are entitled to vote on all matters submitted to the holders of the Common Stock for a vote and each share of Preferred Stock is entitled to the number of votes as the number of shares of Common Stock it is convertible into. So long as at least 100,000 shares of Preferred Stock are outstanding, (a) the holders of the Preferred Stock, voting as a class, are entitled to nominate and elect that number of directors of the Issuer equal to one-half of the number of directors constituting the whole Board of Directors and (b) the vote of the holders of a majority of the Preferred Stock shall be necessary to authorize, effect or validate (i) the merger or consolidation of the Issuer with or into any other corporation, (ii) the sale of all or substantially all of the assets of the Company or (iii) the issuance of any parity stock (as defined in the Certificate of Designation). The vote of all of the holders of record of the Preferred Stock is necessary to authorize, effect or validate the amendment, alteration or repeal of any of the provisions of the Certificate of Incorporation of the Issuer so as to affect adversely the powers, preferences or rights of the Preferred stock.

                                               Page 4 of 7 Pages

        Pursuant to the Warrant described in this Schedule, Mr. Weiss has the right to purchase an aggregate of 80,000 shares of Common Stock, at any time through October 28, 2001, at an exercise price of $2.00 per share.

Item 7.           Material to be Filed as Exhibits.

        (1) Form of Subscription Agreement made as of October 4, 1996 among the Company and the persons designated therein as "Purchasers," including Exhibit 1 thereto, form of Certificate of Designation of $10.00 Convertible Preferred Stock, and Exhibit 2 thereto, form of Warrants (incorporated by reference to Exhibit 10.33 of Company's Report on Form 10-QSB for quarter ended August 31, 1996, File No. 0-18299).

                                   SIGNATURES

        After reasonable inquiry, and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                    /S/    Melvyn I. Weiss
                                                    ------------------------
                                                           Melvyn I. Weiss

Dated:  November 7, 1997


                                               Page 5 of 7 Pages